As confidentially submitted to the Securities and Exchange Commission on May 19, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

TEXAS PACIFIC LAND CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	75-0279735
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1700 Pacific Avenue, Suite 2900
Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

(214) 969-5530

(Registrant’s telephone number, including area code)

With copies to:

George J. Vlahakos

Sidley Austin LLP

1000 Louisiana Street, Suite 5900

Houston, Texas 77002

(713) 495-4522

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Common Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

TEXAS PACIFIC LAND CORPORATION

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION

STATEMENT AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Corporate Reorganization and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Selected Historical Consolidated Financial Data of TPL Trust,” “Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” and the financial statements referenced therein. Those sections and the financial statements referenced therein are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the sections of the information statement entitled “Business” and “Index to the Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Directors.” Those sections are incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Directors—TPL Corporation Compensation Committee Interlocks and Insider Participation” and “Executive and Director Compensation.” Those sections are incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions.

The information required by this item is contained under the sections of the information statement entitled “The Corporate Reorganization and Distribution—Background,” “Management,” “Directors” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “The Corporate Reorganization and Distribution,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of TPL Corporation Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the information statement entitled “Description of TPL Corporation Capital Stock—Sale of Unregistered Securities.” That section is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Corporate Reorganization and Distribution” and “Description of TPL Corporation Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the sections of the information statement entitled “Executive and Director Compensation—Employment Agreements,” “Description of TPL Corporation Capital Stock—Limitation of Liability and Indemnification Matters” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section and the financial statements referenced therein are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements and Schedule

The information required by this item is contained under the sections of the information statement entitled “Selected Historical Consolidated Financial Data of TPL Trust,” “Summary Selected Unaudited Pro Forma Consolidated Financial Information” and “Index to Financial Statements” and the financial statements referenced therein. Those sections and the financial statements references therein are incorporated herein by reference.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
3.1*	Form of Amended and Restated Certificate of Incorporation of Texas Pacific Land Corporation.
3.2*	Form of Amended and Restated Bylaws of Texas Pacific Land Corporation.
10.1*	Form of Contribution Agreement by and between Texas Pacific Land Trust and Texas Pacific Land Corporation.
10.2*	Form of Indemnification Agreement by and between Texas Pacific Land Corporation and individual directors or officers.
10.3*	Form of Amended and Restated Employment Agreement by and between Texas Pacific Land Corporation and Tyler Glover.
10.4*	Form of Amended and Restated Employment Agreement by and between Texas Pacific Land Corporation and Robert J. Packer.
10.5*	Form of Amended and Restated Employment Agreement by and between Texas Pacific Land Corporation and Sameer Parasnis.
10.6	Settlement Agreement dated July 30, 2019 (incorporated by reference to Exhibit 99.1 to Texas Pacific Land Trust’s Current Report on Form 8-K filed on July 31, 2019 (File No. 001-00737)).
10.7	First Amendment to Settlement Agreement dated February 20, 2020 (incorporated by reference to Exhibit 10.1 to Texas Pacific Land Trust’s Current Report on Form 8-K filed on February 20, 2020 (File No. 001-00737)).
10.8	Second Amendment to Settlement Agreement dated March 6, 2020 (incorporated by reference to Exhibit 10.1 to Texas Pacific Land Trust’s Current Report on Form 8-K filed on March 6, 2020 (File No. 001-00737)).
21.1*	List of Subsidiaries.
99.1	Information Statement of Texas Pacific Land Corporation, preliminary and subject to completion, dated May 19, 2020.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS PACIFIC LAND CORPORATION

By:
Name:
Title:

Date:           , 2020

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